Exhibit 99.21

Section C

REPORT ON THE APPLICATION OF THE LEGISLATION RESPECTING A BALANCED BUDGET, DEBT REDUCTION AND THE GENERATIONS FUND

1.	Balanced Budget Act		C.3

	1.1	Budgetary balance within the meaning of the Balanced Budget Act	C.5

	1.2	Stabilization reserve	C.8

2.	Act to reduce the debt and establish the Generations Fund		C.9

	2.1	Debt reduction	C.9

	2.2	Generations Fund	C.11

Appendix:	Current provisions of laws	C.15

C.1

1.	Balanced Budget Act

Pursuant to the Balanced Budget Act, the Minister of Finance must report to the National Assembly, in the budget speech, on the achievement of the objectives of the Act and any variance recorded.

The purpose of the Balanced Budget Act is to oblige the government to maintain a balanced budget and table a balanced financial framework. In general, the Act specifies the calculation of the budgetary balance, establishes a stabilization reserve and sets out the applicable rules in the case of a surplus or an overrun.

—	Current provisions of the Balanced Budget Act are set out in the Appendix.

Report on the Application of the Legislation Respecting
a Balanced Budget, Debt Reduction and the Generations Fund	C.3

Lifting of the suspension and modernization
of the Balanced Budget Act

Lifting of the suspension of certain effects of the Act

The Balanced Budget Act was amended by Bill 17,1 assented to on February 24, 2022, which temporarily suspends certain effects of the Act from 2021-2022 until the end of the fiscal year determined by the Minister, that is, no later than the fiscal 2023-2024 Budget Speech.

The desired effects of the suspension are:

–	the prohibition of an actual or forecast budgetary deficit;

–	the tabling of a plan to restore fiscal balance;

–	the obligation to implement offsetting measures for overruns.

In order to meet the Act’s requirements, the Minister of Finance is lifting the suspension of these effects as of the end of fiscal 2022-2023.

As a result, the financial framework of Budget 2023-2024 includes a plan to restore a balanced budget by 2027-2028. The plan presented, whereby the deficit will be limited to $4 billion in 2023-2024, and thereafter progressively reduced by $1 billion per year until fiscal balance is achieved, constitutes the government’s plan for restoring fiscal balance.

–	As such, the fiscal framework calls for a $1-billion decrease in the deficit in 2023-2024 compared with 2022-2023. Considering the changing revenue outlook, the expenditure level has therefore been determined so as to reduce the deficit in accordance with the requirements of the Act.

Modernization of the Balanced Budget Act

Since its enactment in 1996, the Balanced Budget Act has been amended on several occasions, essentially to suspend some of its effects during periods of recession or economic instability.

Since experience has revealed the difficulties of enforcing the Act in a context of major economic slowdown, Budget 2023-2024 provides an opportunity to modernize certain of its provisions.

The government wishes specifically to:

–	improve fiscal flexibility in determining the fiscal balance;
–	update the rules requiring the tabling of a plan to offset budget overruns, including the threshold and timeframe for when such a plan is required;
–	revise the rules governing the execution of this plan, including the implementation of measures to offset overruns and the time period for offsetting overruns;
–	abolish the stabilization reserve.

Proposed details will be specified at a later date.

[1]	An Act respecting the implementation of certain provisions of the Budget Speech of 25 March 2021 and amending other provisions (S.Q. 2022, c. 3).

Budget 2023-2024
C.4	Additional Information

1.1	Budgetary balance within the meaning of the Balanced Budget Act

The objectives of the Balanced Budget Act are achieved if the budgetary balance, calculated in accordance with the Act, is zero or positive.1

—	The budgetary balance corresponds essentially to the surplus or deficit presented in the Public Accounts (book balance) reduced by the amount of revenues dedicated to the Generations Fund and adjusted to take certain accounting changes into consideration, if applicable.

A balanced budget as defined in the Act was maintained in 2021-2022 through the use of $772 million from the stabilization reserve.

For 2022-2023, the budgetary balance within the meaning of the Act is in deficit by $4.6 billion after the use of $449 million from the stabilization reserve.

—	The stabilization reserve was fully used for fiscal 2022-2023.

The Balanced Budget Act was amended in order to suspend the obligation to achieve a balanced budget in 2022-2023.

The budgetary balance is in deficit by $4.0 billion for 2023-2024, and remains in deficit for the following three years. Therefore, the financial framework in the 2023-2024 budget presents a fiscal plan to progressively eliminate the deficit within five years.

[1]	The budgetary data for 2022-2023 and subsequent years presented in this section are forecasts.

Report on the Application of the Legislation Respecting
a Balanced Budget, Debt Reduction and the Generations Fund	C.5

☐	The plan for restoring fiscal balance

In early 2020, the COVID-19 pandemic caused a shock of unprecedented magnitude, sending the economy into a short but deep recession. Global economic activity quickly began to recover in a synchronized fashion, but this generated inflationary pressures that caused a quick and substantial interest rates hike.

Despite this economic instability, the government has maintained adequate funding for the government’s main missions, thereby generating deficits. With the move to a more stable economic environment, Budget 2023-2024 is an opportunity for the government to table its plan for restoring fiscal balance.

According to this plan, the deficit will be limited to $4.0 billion in 2023-2024, and will thereafter be progressively reduced by $1.0 billion per year until fiscal balance is achieved in 2027-2028.

—	The fiscal framework calls for a $1.0-billion decrease in the deficit in 2023-2024 compared with 2022-2023. Considering the changing budgetary outlook concerning revenue, the expenditure level has been determined so as to reduce the deficit in accordance with the requirements of the Act.

CHART C.1 Budgetary balance of the plan for restoring fiscal balance
(billions of dollars)

Budget 2023-2024
C.6	Additional Information

TABLE  C. 1

Budgetary balance within the meaning of the Balanced Budget Act

(millions of dollars)

	Surplus (deficit) within the meaning of the Public	Revenues dedicated to the Generations	Accounting and other		Budgetary balance within the meaning	Stabilization reserve		Budgetary balance within the meaning of the Act after
Fiscal year	Accounts(1)	Fund	changes(2)		of the Act	Allocations	Uses	reserve(3)
2012-2013	−3 141	–961	2 502	(4)	−1 600	—	—	−1 600	(5)
2013-2014	−2 100	−1 121	397		–2 824	—	—	−2 824	(5)
2014-2015	–534	−1 279	1 088		–725	—	—	–725	(5)
2015-2016	3 456	−1 453	188		2 191	−2 191	—	—
2016-2017	4 147	−2 001	215		2 361	−2 361	—	—
2017-2018	3 014	−2 293	1 901		2 622	−2 622	—	—
2018-2019	7 890	−3 477	390		4 803	−4 803	—	—
2019-2020	2 083	−2 606	527		4	–4	—	—
2020-2021	−4 226	−3 313	−3 221		−10 760	—	10 760	—
2021-2022	2 845	−3 617	—		–772	—	772	—
2022-2023	−1 670	−3 351	—		−5 021	—	449	−4 572	(6)
2023-2024	−1 625	−2 373	—		−3 998	—	—	−3 998

(1)	The annual surpluses (deficits) were restated to take into account the change in the application of the accounting standard respecting transfer payments.
(2)	In order to comply with the provisions of the Balanced Budget Act, adjustments to the restated annual surpluses and deficits in the Public Accounts are required to establish the budgetary balance. Adjustments were made to take into account the change in the application of the accounting standard respecting transfer payments and its impact on the accumulated deficit in 2020-2021.
(3)	The budgetary balance within the meaning of the Balanced Budget Act after reserve corresponds to the budgetary balance that takes into account allocations to the stabilization reserve and uses of it in order to maintain a balanced budget or reduce the budgetary deficit.
(4)	The Balanced Budget Act stipulates the exclusion of Hydro-Québec’s exceptional loss of $1 876 million for the closure of the Gentilly-2 nuclear power plant from the calculation of the budgetary balance for fiscal 2012-2013.
(5)	The budgetary deficits of $1.6 billion, $2.8 billion and $0.7 billion recorded for 2012-2013, 2013-2014 and 2014-2015, respectively, are allowed pursuant to the Balanced Budget Act.
(6)	The Balanced Budget Act was amended in order to suspend the obligation to achieve a balanced budget from March 25, 2021 to March 31, 2023.

Report on the Application of the Legislation Respecting
a Balanced Budget, Debt Reduction and the Generations Fund	C.7

1.2	Stabilization reserve

Under the Balanced Budget Act, a recorded surplus, that is, a budgetary balance that is greater than zero, must be allocated to the stabilization reserve.

This reserve is a budgetary tool that was established to facilitate multi-year planning of the government’s financial framework.

The balance of the stabilization reserve is adjusted on the basis of recorded surpluses allocated to the reserve or sums used from the reserve for each fiscal year.

The reserve acts like a counter made up of surpluses achieved, but it does not consist of surplus cash, as generated surpluses are used to reduce the debt. In other words, the stabilization reserve is not money in the bank. Its use gives rise to an increase in the debt.

Taking into account the budgetary deficits in 2020-2021 and 2021-2022, and a deficit greater than the balance of the stabilization reserve in 2022-2023, the balance of the stabilization reserve will be zero as at March 31, 2023.

TABLE C.2

Operations of the stabilization reserve

(millions of dollars)

	Balance,		Uses
Fiscal year	beginning of year	Allocations	Balanced budget	Generations Fund	Balance, end of year
2015-2016	—	2 191	—	—	2 191
2016-2017	2 191	2 361	—	—	4 552
2017-2018	4 552	2 622	—	—	7 174
2018-2019	7 174	4 803	—	—	11 977
2019-2020	11 977	4	—	—	11 981
2020-2021	11 981	—	–10 760	—	1 221
2021-2022	1 221	—	–772	—	449
2022-2023	449	—	–449	—	—
2023-2024	—	—	—	—	—

Budget 2023-2024
C.8	Additional Information

2.	Act to reduce the debt and establish the Generations Fund

2.1	Debt reduction

The Act to reduce the debt and establish the Generations Fund was adopted in 2006. By reducing the debt burden, it aims to ensure long-term funding for the government’s main missions as well as a prosperous tomorrow for future generations.

Since 2010, the Act stipulates that for fiscal 2025-2026, gross debt must not exceed 45% of GDP, while debt representing accumulated deficits must not exceed 17% of GDP. These targets were set as a result of the 2008 financial crisis and changes to government accounting, which made it impossible to reach the targets established in 2006.2

As at March 31, 2023, the gross debt-to-GDP ratio will stand at 40.2%, which is below the 45% objective. The accumulated deficit debt-to-GDP ratio will stand at 20.5%.

Québec has made remarkable progress in reducing its debt load in recent decades, but remains one of the most indebted provinces.

Reducing the debt burden remains a priority for the government.

☐	The new debt reduction objective

As at March 31, 2023, net debt will stand at 37.4% of GDP. The government is announcing that it intends to gradually reduce the net debt to within a range of 27.5% of GDP to 32.5% of GDP within the next 15 years, that is, by fiscal year 2037-2038.3

—	The median net debt reduction target will therefore stand at 30% of GDP.

Based on this target, Québec’s net debt burden will therefore gradually move toward the current average net debt of the provinces (31% of GDP as at March 31, 2022).

The government also aims for the net debt burden to be 33% of GDP by 2032-2033. This is an intermediate target.

At a time when it is difficult to forecast how the economy will change over the long term, the government has decided to provide an interval for these two targets. This will allow it to respond to negative economic shocks or to increase investment, if necessary, in public infrastructure.

[2]	The current provisions of the Act to reduce the debt and establish the Generations Fund are set out in the Appendix.
[3]	Section I of the Québec Budget Plan – March 2023, “The Québec Government’s Debt,” provides detailed information on the Québec government’s debt.

Report on the Application of the Legislation Respecting
a Balanced Budget, Debt Reduction and the Generations Fund	C.9

TABLE  C.3

The new debt reduction targets

Net debt by 2032-2033 (intermediate target)	33% of GDP (±2.5% of GDP)
Net debt by 2037-2038	30% of GDP (±2.5% of GDP)

Changes to the Act to reduce the debt and establish the Generations Fund will be proposed in this regard.

Accountability based on net debt

Like Ontario and other provinces, Québec will focus its reporting on net debt, which is a concept also used by the OECD and the IMF. The net debt:

–   takes into account the government’s borrowings arising from substantial capital investments;

–   subtracts financial assets that will ultimately be used to reduce the debt on financial markets;

–   is readily comparable from one province to another.

However, information on all concepts of debt will continue to be presented to meet the needs of the various users of the budget documents.

Budget 2023-2024
C.10	Additional Information

2.2	Generations Fund

☐	Deposits in the Generations Fund in 2022-2023

In 2022-2023, revenue totalling $3.4 billion will be dedicated to the Generations Fund. The $94 million downward adjustment from the March 2022 budget is mainly the result of lower-than-anticipated realized investment income, partly offset by the rise in mining revenues.

—	Realized investment income was adjusted downward because of realized gains that were lower than anticipated.

TABLE C.4

Generations Fund – 2022-2023

(millions of dollars)

	March 2022(1)		March 2023
	2022-2023	Adjustments	2022-2023
Book value, beginning of year(2)	15 669	160	15 829
Dedicated revenues
Water-power royalties
Hydro-Québec	763	22	785
Private producers	107	5	112
Subtotal	870	27	897
Indexation of the price of heritage electricity	535	9	544
Additional contribution from Hydro-Québec	215	—	215
Mining revenues	484	275	759
Specific tax on alcoholic beverages	500	—	500
Unclaimed property	55	23	78
Investment income(3)	786	–428	358
Total dedicated revenues	3 445	–94	3 351
BOOK VALUE, END OF YEAR	19 114	66	19 180

(1)	This is the March 2022 budget forecast.
(2)	For information purposes, as at December 31, 2022, the fair value of the Generations Fund was $17.8 billion, $0.3 billion less than its book value.
(3)	The investment income of the Generations Fund corresponds to realized investment income (interest income, dividends, gains on the disposal of assets, etc.). Therefore, the forecast may be adjusted upward or downward according to when the gains or losses are actually realized.

Report on the Application of the Legislation Respecting
a Balanced Budget, Debt Reduction and the Generations Fund	C.11

☐	Revenues that will be dedicated to the Generations Fund from 2023-2024

The Generations Fund is an important pillar of the debt reduction strategy. Just as it did when the Generations Fund was established in 2006, the government will continue to bank on the wealth of Québec’s hydroelectricity.

As of 2023-2024, three sources of revenue will be dedicated to the Generations Fund:

—	water-power royalties, which are paid by Hydro-Québec and private hydroelectricity producers;

—	an additional contribution from Hydro-Québec, which will be set at $650 million per year;

—	This contribution will be taken from the dividend paid by Hydro-Québec to the government. It will have no impact on hydroelectricity rates.

—	income generated by the investment of the sums making up the Generations Fund.[4]

Deposits in the Generations Fund will not be subject to an annual cap.

Changes to the Act to reduce the debt and establish the Generations Fund will be proposed in this regard.

From 2023-2024 to 2027-2028, deposits in the Generations Fund are expected to average $2.6 billion per year. This is a higher amount than the average of the last 10 years. From 2013-2014 to 2022-2023, revenues dedicated to the Generations Fund averaged $2.5 billion per year.

—	In 2023-2024, revenues totalling $2.4 billion will be dedicated to the Generations Fund.[5] They will gradually increase to reach $2.8 billion in 2027-2028 and nearly $5.0 billion in 2037-2038.

—	Without these changes, revenues dedicated to the Generations Fund would have amounted to $3.9 billion in 2023-2024 and $5.4 billion in 2027-2028.

[4]	Revenues resulting from the indexation of the price of heritage electricity, mining revenues, an annual sum of $500 million from the specific tax on alcoholic beverages and unclaimed property will no longer be deposited in the Generations Fund. In addition, gifts, legacies and other contributions received by the Minister of Finance may continue to be deposited in the Generations Fund.

[5]	The portion of the amounts provided for in the March 2022 budget that will not be deposited in the Generations Fund will be allocated to financing the 1-percentage-point reduction in the first two tax brackets as of 2023.

Budget 2023-2024
C.12	Additional Information

☐	Use of the Generations Fund to repay borrowings

As at March 31, 2023, the balance of the Generations Fund will amount to $19.2 billion. The government is announcing that withdrawals of $2.5 billion per year will be made in 2023-2024 and 2024-2025.6

These withdrawals will serve to reduce the financing program and alleviate debt service in the current context of high interest rates.7

The interest savings associated with these withdrawals are estimated at $801 million over five years, that is, from 2023-2024 to 2027-2028.

TABLE C.5

Generations Fund

(millions of dollars)

	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028
Book value, beginning of year(1)	19 180	19 053	18 940	21 464	24 171
Dedicated revenues
Water-power royalties
Hydro-Québec	825	845	868	932	931
Private producers	109	109	112	114	116
Subtotal	934	954	980	1 046	1 047
Additional contribution from Hydro-Québec	650	650	650	650	650
Investment income(2)	789	783	894	1 011	1 136
Total dedicated revenues	2 373	2 387	2 524	2 707	2 833
Use of the Generations Fund to repay borrowings	−2 500	−2 500	—	—	—
BOOK VALUE, END OF YEAR	19 053	18 940	21 464	24 171	27 004
As a % of net debt	8.9	8.6	9.5	10.5	11.6
As a % of GDP	3.4	3.2	3.5	3.8	4.1

(1)	For information purposes, as at December 31, 2022, the fair value of the Generations Fund was $17.8 billion, $0.3 billion less than its book value.
(2)	The investment income of the Generations Fund corresponds to realized investment income (interest income, dividends, gains on the disposal of assets, etc.). Therefore, the forecast may be adjusted upward or downward according to when the gains or losses are actually realized. An annual return of 4.6% is expected, a rate based on six historic years.

[6]	Pursuant to the Act to reduce the debt and establish the Generations Fund, the Fund is used solely to pay down gross debt.

[7]	These withdrawals are presented in the government’s financing program (page I.26 of the Québec Budget Plan – March 2023).

Report on the Application of the Legislation Respecting
a Balanced Budget, Debt Reduction and the Generations Fund	C.13

Appendix: Current provisions of laws

☐	Balanced Budget Act

The Balanced Budget Act (CQLR, chapter E-12.00001) was passed unanimously by the National Assembly on December 19, 1996. The Act stipulates that the government must table balanced budget estimates and sets out the applicable rules in the case of a surplus or an overrun.

Under the Balanced Budget Act, if an overrun of less than $1 billion is recorded for a fiscal year, the government must achieve an equivalent surplus in the next fiscal year.

The Act stipulates that the government may incur overruns for a period of more than one year, where such overruns total at least $1 billion as a result of circumstances defined in the Act, namely, a disaster having a major impact on revenue or expenditure, a significant deterioration of economic conditions or a change in federal programs of transfer payments to the provinces that would substantially reduce transfer payments to the government.

If there is an overrun of at least $1 billion, the Minister of Finance must report to the National Assembly on the circumstances justifying that the government incur such overruns. In addition, the Minister must present a financial plan allowing such overruns to be offset within a five-year period and apply offsetting measures covering at least $1 billion as of the fiscal year in which such an overrun is anticipated, or the following year in the case where an overrun is recorded. He must offset at least 75% of any such overruns within the first four fiscal years of that period.

The Act also establishes a stabilization reserve in order to facilitate the government’s multi-year budget planning and, subsidiarily, to allow sums to be deposited in the Generations Fund. Any surpluses recorded for a fiscal year are automatically allocated to this reserve whose main purpose is to maintain a balanced budget.

Lastly, the Act stipulates that the Minister of Finance must report to the National Assembly, in the budget speech, on the objectives of the Act, their achievement and any variance recorded, and on the operations of the stabilization reserve.

Report on the Application of the Legislation Respecting
a Balanced Budget, Debt Reduction and the Generations Fund	C.15

☐	Act to reduce the debt and establish the Generations Fund

The Act to reduce the debt and establish the Generations Fund (CQLR, chapter R-2.2.0.1) was passed on June 15, 2006. This statute established the Generations Fund, a fund dedicated exclusively to repaying the gross debt.

Since 2010, the Act stipulates that for fiscal 2025-2026, gross debt must not exceed 45% of GDP, and the debt representing accumulated deficits must not exceed 17% of GDP.

Under the Act’s current provisions, which do not reflect the amendments planned in Budget 2023-2024, the Generations Fund is made up of the following sums drawn from sources of revenue dedicated to repaying the debt:

—	water-power royalties paid by Hydro-Québec and private hydroelectricity producers;

—	part of Hydro-Québec’s earnings on the sale of electricity outside Québec as a result of its increased generating capacity;[8]

—	revenues from the indexation of the price of heritage electricity since 2014;

—	fees or charges for water withdrawal;[8]

—	since 2015-2016, the total fees, duties, rentals and mining royalties provided for in the Mining Tax Act and the Mining Act. This amount is established once the duties allocated to the mining heritage and mining activity management components of the Natural Resources Fund have been subtracted;

—	in 2014-2015 and 2015-2016, $100 million per year, increasing to $500 million per year as of 2016-2017, from the specific tax on alcoholic beverages;

—	from 2017-2018 to 2043-2044, $215 million per year from Hydro-Québec;

—	sale of government assets, rights or securities;[8]

—	unclaimed property administered by Revenu Québec;

—	gifts, legacies and other contributions received by the Minister of Finance;

—	income generated by the investment of the sums making up the Generations Fund.

[8]	A government order is required to set the portion of these amounts that must be allocated to the Generations Fund.

Budget 2023-2024
C.16	Additional Information

The Act allows the government to order that a part, which it establishes, of any sum that would otherwise have been attributed to the General Fund of the Consolidated Revenue Fund be allocated to the Generations Fund.

Similarly, that Act authorizes the government, subject to the provisions of the Balanced Budget Act, to use the stabilization reserve to deposit sums in the Generations Fund.

The sums constituting the Generations Fund are deposited with the Caisse de dépôt et placement du Québec and managed in accordance with an investment policy determined by the Minister of Finance, in collaboration with representatives of the Caisse.

The Act also stipulates that the Minister of Finance may take any sum from the Generations Fund and use it to repay the debt.

Lastly, the Act stipulates that the Minister of Finance must report to the National Assembly, in the budget speech, on the evolution of the debt representing accumulated deficits and of the gross debt, on the sums making up the Generations Fund and on any sums used to repay the gross debt.

Report on the Application of the Legislation Respecting
a Balanced Budget, Debt Reduction and the Generations Fund	C.17